Exhibit 99.2

QIWI plc

Unaudited interim condensed consolidated

financial statements

June 30, 2022

QIWI plc

Unaudited interim condensed consolidated financial statements

June 30, 2022

Content

Report of Independent Registered Public Accounting Firm

Interim condensed consolidated financial statements

Interim condensed consolidated statement of financial position	F-3
Interim condensed consolidated statement of comprehensive income	F-4
Interim condensed consolidated statement of cash flows	F-5
Interim condensed consolidated statement of changes in equity	F-6

Notes to interim condensed consolidated financial statements	F-8

F-1

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

QIWI plc:

Results of Review of Interim Financial Information

We have reviewed the interim condensed consolidated statement of financial position of QIWI plc and subsidiaries (the “Group”) as of June 30, 2022, the related interim condensed consolidated statements of comprehensive income for the three-month and six-month periods ended June 30, 2022, the related interim condensed consolidated statements of cash flows and changes in equity for the six-month period ended June 30, 2022, and the related notes (collectively, the interim condensed consolidated financial information). Based on our review, we are not aware of any material modifications that should be made to the interim condensed consolidated financial information for it to be in conformity with IAS 34 Interim Financial Reporting.

The consolidated financial statements of the Group as of and for the year ended December 31, 2021 were audited by other auditors, whose report dated April 29, 2022 expressed an unqualified opinion on those consolidated financial statements. Such consolidated financial statements were not audited by us and, accordingly, we do not express an opinion or any other form of assurance on the information set forth in the accompanying interim condensed consolidated statement of financial position as of December 31, 2021. Additionally, the interim condensed consolidated statements of comprehensive income for the three-month and six-month periods ended June 30, 2021, and the related interim condensed consolidated statements of cash flows and changes in equity for the six-month period ended June 30, 2021, were not audited or reviewed by us and, accordingly, we do not express an opinion or any other form of assurance on them.

Basis for Review Results

This interim condensed consolidated financial information is the responsibility of the Group’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our review in accordance with the standards of the PCAOB. A review of interim condensed consolidated financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ JSC "Kept"

Moscow, Russia

September 28, 2022

F-2

QIWI plc

Interim condensed consolidated statement of financial position

June 30, 2022

(in millions of rubles)

	Notes	As of December 31, 2021	As of June 30, 2022 (unaudited)
Assets
Non-current assets
Property and equipment		1,417	1,220
Goodwill and other intangible assets		10,501	11,185
Long-term debt securities	22	1,111	–
Long-term loans issued	6, 22	267	322
Other non-current assets		812	226
Deferred tax assets		237	221
Total non-current assets		14,345	13,174

Current assets
Trade and other receivables	7	11,576	8,304
Short-term loans issued	6	11,270	12,680
Short-term debt securities	22	11,976	14,972
Prepaid income tax		463	94
Other current assets	9	1,262	736
Cash and cash equivalents	8	33,033	39,070
Total current assets		69,580	75,856
Total assets		83,925	89,030

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital		1	1
Additional paid-in capital		1,876	1,876
Share premium		12,068	12,068
Other reserves		2,376	2,571
Retained earnings		26,822	31,621
Translation reserve		542	639
Total equity attributable to equity holders of the parent		43,685	48,776
Non-controlling interests		155	335
Total equity		43,840	49,111

Non-current liabilities
Long-term debt	12	4,648	4,258
Long-term deferred income		717	1,135
Long-term lease liabilities	14	334	294
Other non-current liabilities		80	47
Deferred tax liabilities		1,376	1,750
Total non-current liabilities		7,155	7,484

Current liabilities
Trade and other payables	10	23,365	20,564
Customer accounts and amounts due to banks	11	7,635	9,562
Short-term debt	12	86	77
Short-term lease liabilities	14	308	263
VAT and other taxes payable		178	254
Other current liabilities	9	1,358	1,715
Total current liabilities		32,930	32,435
Total equity and liabilities		83,925	89,030

On September 27, 2022 the Board of Directors of QIWI plc authorized these interim condensed consolidated financial statements for issue.

Director ___________________ Andrey Protopopov

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

F-3

QIWI plc

Interim condensed consolidated statement of comprehensive income for three and six months ended June 30, 2022

(in millions of rubles)

		Unaudited
	Notes	Three months ended	Six months ended	Three months ended	Six months ended
		June 30, 2021		June 30, 2022
Revenue:		10,813	20,047	14,015	23,732
Payment processing fees		9,162	16,777	10,839	17,787
Interest revenue calculated using the effective interest rate	15	694	1,343	1,929	3,381
Fees from inactive accounts and unclaimed payments		413	854	436	891
Other revenue	15	544	1,073	811	1,673
Operating costs and expenses:		(7,250)	(13,968)	(7,425)	(13,732)
Cost of revenue (exclusive of items shown separately below)	16	(4,764)	(8,837)	(3,807)	(7,219)
Selling, general and administrative expenses	17	(612)	(1,161)	(773)	(1,544)
Personnel expenses		(1,525)	(3,230)	(2,002)	(3,675)
Depreciation and amortization		(285)	(571)	(287)	(564)
Credit loss expense	6,7,8	(64)	(157)	(520)	(694)
Impairment of non-current assets		–	(12)	(36)	(36)
Profit from operations		3,563	6,079	6,590	10,000
Share of gain of an associate and a joint venture	13	141	306	–	–
Foreign exchange loss, net		(50)	(42)	(2,369)	(2,810)
Interest income and expenses, net	15	(15)	(27)	4	72
Other income and expenses, net		(65)	(73)	18	39
Profit before tax		3,574	6,243	4,243	7,301
Income tax expense	19	(941)	(1,656)	(1,433)	(2,234)
Profit for the period		2,633	4,587	2,810	5,067

Attributable to:
Equity holders of the parent		2,618	4,561	2,625	4,799
Non-controlling interests		15	26	185	268

Other comprehensive (loss)/income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations		(29)	(24)	88	76
Debt securities at fair value through other comprehensive income (FVOCI):
Net gain arising during the period, net of tax		–	–	964	110
Total other comprehensive (loss)/income, net of tax		(29)	(24)	1,052	186

Total comprehensive income, net of tax		2,604	4,563	3,862	5,253
Attributable to:
Equity holders of the parent		2,589	4,537	3,697	5,006
Non-controlling interests		15	26	165	247

Earnings per share:
Basic, earnings attributable to ordinary equity holders of the parent		41.94	73.07	41.93	76.75
Diluted, earnings attributable to ordinary equity holders of the parent		41.92	73.02	41.93	76.75

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

F-4

QIWI plc

Interim condensed consolidated statement of cash flows

for six months ended June 30, 2022

(in millions of rubles)

		Six months ended (unaudited)
	Notes	June 30, 2021	June 30, 2022
Operating activities

Profit before tax		6,243	7,301
Adjustments to reconcile profit before tax to net cash flows (used in) /generated from operating activities:
Depreciation and amortization		571	564
Foreign exchange loss, net		42	2,810
Interest income, net	15	(1,069)	(3,212)
Credit loss expense	6,7,8	157	694
Share of gain of an associate and a joint venture	13	(306)	–
Impairment of non-current assets		12	36
Other		13	78
Changes in operating assets and liabilities:
Decrease/(Increase) in trade and other receivables		1,687	(1,739)
Decrease in other assets		311	144
(Decrease)/increase in customer accounts and amounts due to banks		(4,257)	3,728
Decrease in accounts payable and accruals		(12,028)	(5,345)
Increase in other liabilities		–	313
Decrease/(Increase) in loans issued from banking operations		156	(1,670)
Cash (used in)/ generated from operations		(8,468)	3,702
Interest received		1,468	3,569
Interest paid		(279)	(283)
Income tax paid		(1,443)	(1,033)
Net cash flow (used in)/generated from operating activities		(8,722)	5,955
Investing activities
Cash used in business combinations	4	(10)	(215)
Proceeds from sale of an associate	4	–	4,855
Purchase of property and equipment		(90)	(133)
Purchase of intangible assets		(37)	(106)
Proceeds from sale of fixed and intangible assets		12	5
Loans issued		(20)	(7)
Repayment of loans issued		11	30
Purchase of debt securities		–	(1,737)
Proceeds from sale and redemption of debt instruments		971	–
Net cash flow generated from investing activities		837	2,692
Financing activities
Repayment of debt		(1,004)	(392)
Payment of principal portion of lease liabilities		(29)	(34)
Dividends paid to owners of the Group	18	(2,446)	–
Dividends paid to non-controlling shareholders		(54)	(106)
Net cash flow used in financing activities		(3,533)	(532)
Effect of exchange rate changes on cash and cash equivalents		(111)	(2,068)
Effect of change in ECL on cash and cash equivalents		–	(10)
Net (decrease)/increase in cash and cash equivalents		(11,529)	6,037
Cash and cash equivalents at the beginning of the period	8	47,382	33,033
Cash and cash equivalents at the end of the period	8	35,853	39,070

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

F-5

QIWI plc

Interim condensed consolidated statement of changes in equity for six months ended June 30, 2022

(in millions of rubles)

		Attributable to equity holders of the parent
		Share capital
	Notes	Number of shares issued and outstanding	Amount	Additional paid-in capital	Share premium	Other reserves	Retained earnings	Translation reserve	Total	Non- controlling interests	Total equity
Balance as of January 1, 2022		62,437,768	1	1,876	12,068	2,376	26,822	542	43,685	155	43,840
Profit for the period (unaudited)		–	–	–	–	–	4,799	–	4,799	268	5,067
Other comprehensive income (unaudited):
Foreign currency translation		–	–	–	–	–	–	97	97	(21)	76
Debt instruments at FVOCI		–	–	–	–	110	–	–	110	–	110
Total comprehensive income for the period (unaudited)		–	–	–	–	110	4,799	97	5,006	247	5,253

Share-based payments		263,841	–	–	–	86	–	–	86	–	86
Exercise of options		11,366	–	–	–	–	–	–	–	–	–
Dividends to non-controlling interests		–	–	–	–	–	–	–	–	(106)	(106)
Business combinations	4	–	–	–	–	–	–	–	–	39	39
Other		–	–	–	–	(1)	–	–	(1)	–	(1)
Balance as of June 30, 2022 (unaudited)		62,712,975	1	1,876	12,068	2,571	31,621	639	48,776	335	49,111

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

F-6

QIWI plc

Interim condensed consolidated statement of changes in equity (continued)

(in millions of rubles)

		Attributable to equity holders of the parent
		Share capital
	Notes	Number of shares issued and outstanding	Amount	Additional paid-in capital	Share premium	Other reserves	Retained earnings	Translation reserve	Total	Non- controlling interests	Total equity
Balance as of January 1, 2021		62,378,832	1	1,876	12,068	2,575	14,602	554	31,676	96	31,772
Profit for the period (unaudited)		–	–	–	–	–	4,561	–	4,561	26	4,587
Other comprehensive loss:
Foreign currency translation		–	–	–	–	–	–	(24)	(24)	–	(24)
Total comprehensive income for the period (unaudited)		–	–	–	–	–	4,561	(24)	4,537	26	4,563

Share-based payments		–	–	–	–	8	–	–	8	–	8
Exercise of options		52,002	–	–	–	–	–	–	–	–	–
Dividends	18	–	–	–	–	–	(2,433)	–	(2,433)	–	(2,433)
Dividends to non-controlling interests		–	–	–	–	–	–	–	–	(58)	(58)
Other		–	–	–	–	(1)	–	–	(1)	–	(1)
Balance as of June 30, 2021 (unaudited)		62,430,834	1	1,876	12,068	2,582	16,730	530	33,787	64	33,851

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

F-7

QIWI plc

Notes to interim condensed consolidated financial statements

(in millions of rubles, except when otherwise indicated)

1.	Corporate Information and description of business

The interim condensed consolidated financial statements of QIWI plc (hereinafter “the Company”) and its subsidiaries (collectively “the Group”) for the six months ended June 30, 2022 were authorized for issue on September 27, 2022.

The Company was registered on February 26, 2007 as a limited liability company OE Investments in Cyprus under the Cyprus Companies Law, Cap. 113. The registered office of the Company is Kennedy 12, Kennedy Business Centre, 2nd Floor, P.C.1087, Nicosia, Cyprus. On September 13, 2010 the directors of the Company resolved to change the name of the Company from OE Investments Limited to QIWI Limited and later to QIWI plc.

Sergey Solonin is the ultimate controlling shareholder of the Group as of June 30, 2022.

Information on the Company’s principal subsidiaries is disclosed in Note 3.

2.	Basis of preparation and changes to the Group’s accounting policies

2.1.	Basis of preparation

The interim condensed consolidated financial statements for the six months ended June 30, 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements are presented in Russian rubles (“RUB”) and all values are rounded to the nearest million (RUB (000,000)) except when otherwise indicated.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements as of December 31, 2021.

2.2.	New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2021, except for the adoption of amended IFRS effective as of January 1, 2022. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The following amended standards became effective for the Group from January 1, 2022, but did not have any material impact on the interim condensed consolidated financial statements of the Group:

-	Amendments to IFRS 3: Reference to the Conceptual Framework (issued in May 2020)
-	Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use (issued in May 2020)
-	Amendments to IAS 37: Onerous Contracts – Costs of Fulfilling a Contract (issued in May 2020)
-	2018-2020 annual improvements to IFRS standards:

-	IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter
-	IFRS 9 Financial Instruments – Fees in the ‘10 per cent’ test for derecognition of financial liabilities
-	IAS 41 Agriculture – Taxation in fair value measurements

F-8

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

(in millions of rubles, except when otherwise indicated)

3.	Group structure

The interim condensed consolidated IFRS financial statements include the assets, liabilities and financial results of the Company and its subsidiaries. The subsidiaries are listed below:

		Ownership interest
Subsidiary	Main activity	As of December 31, 2021	As of June 30, 2022
QIWI JSC (Russia)	Operation of electronic payment kiosks	100%	100%
QIWI Bank JSC (Russia)	Maintenance of electronic payment systems and Bank operations, inc.: money transfer, consumer and SME financial services	100%	100%
QIWI Payments Services Provider Ltd (UAE)	Operation of on-line payments	100%	100%
QIWI International Payment System LLC (USA)	Operation of electronic payment kiosks	100%	100%
Qiwi Kazakhstan LP (Kazakhstan)	Operation of electronic payment kiosks	100%	100%
JLLC OSMP BEL (Belarus)	Operation of electronic payment kiosks	51%	51%
QIWI-M S.R.L. (Moldova)	Operation of electronic payment kiosks	51%	51%
QIWI Technologies LLC (Russia)	Software development	100%	80%
ROWI Factoring Plus LLC (Russia)	Factoring services to SME	51%	51%
ContactPay Solution (United Kingdom)	Operation of on-line payments	100%	100%
Rocket Universe LLC (Russia)	Software development	100%	100%
Billing Online Solutions LLC (Russia)	Software development	100%	100%
Flocktory Ltd (Cyprus)	Holding company	100%	100%
Flocktory Spain S.L. (Spain)	SaaS platform for customer lifecycle management and personalization	100%	100%
FreeAtLast LLC (Russia)	SaaS platform for customer lifecycle management and personalization	100%	100%
SETTE FZ-LLC (UAE)	Payment Services Provider	100%	100%
LALIRA DMCC (UAE)	Payment Services Provider	100%	100%
MFC Polet Finance LLC(Russia)	Retail financial services	100%	100%
QIWI Finance LLC (Russia)	Financing management	100%	100%
ROWI Tech LLC (Russia)	Software development	51%	51%
QIWI Platform LLC (Russia)	Software development	100%	100%
Flocktory LLC (RF) [1]	Research and development	–	100%

1 The Entity was established during 2022

F-9

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

(in millions of rubles, except when otherwise indicated)

4.	Acquisitions, disposals and discontinued operations

2022

Taxiaggregator

During December 2021 - January 2022, the Group completed a series of transactions related to the acquisition of assets of the Taxiaggregator business combined with the hiring of its employees into existed subsidiary QIWI Technologies LLC. By January 2022, the Group obtained control over Taxiaggregator business. As a result, the Group owns 80% of the business with the remaining 20% owned by the Founder of Taxiaggregator. The acquisition has been accounted for using the acquisition method.

Taxiaggregator is a SaaS platform that provides payment solutions and data analytics tool for taxi companies and taxi drivers. The platform allows drivers to see balances and order history from all aggregators consolidated in real time at a convenient interface and get instant payouts after each trip. The transaction falls within Group’s strategy to further develop its value proposition in payment segment for self-employed. From the very beginning QIWI has been an exclusive payment partner of Taxiaggregator. The Group’s expenses for information services from the business for the year ended 2021, amounted to 139.

The consideration measured at fair values was made by the following:

The acquisition date fair value of the Group’s previously held interest	116
Cash consideration	706
Total consideration transferred	822

Cash consideration has been paid in full as of March 31, 2022 (215 during the first quarter 2022 and 491 during the year 2021).

The fair value of the identifiable assets and liabilities as of the date of acquisition was:

Fair value
Net assets acquired:
Intangible assets	233
Software	64
Client base	169
Deferred tax liabilities	(39)
Total identifiable net assets at fair value	194
Group’s share of net assets acquired (80%)	155
Goodwill arising on acquisition	667

The Goodwill resulted as the difference between group’s share of fair value of net assets acquired in the business combination and the consideration paid amounted to 667 and related to potential synergy with the Payment services segment of the Group. Goodwill was allocated to CGU Payment services. None of the goodwill recognized is expected to be deductible for income tax purposes.

Revenue and net profit of Taxiaggregator business from the acquisition date to the reporting date was insignificant.

F-10

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

(in millions of rubles, except when otherwise indicated)

4.	Acquisitions, disposals and discontinued operations (continued)

2021

Tochka sale

During third quarter 2021, the Group has completed the sale of its 40% stake (45% economic interest) in the capital of its associate company, Tochka to the unrelated party.

The result of disposal is presented below:

Fixed amount	4,947
Amount contingent on Tochka’s earnings for the year 2021	4,647
Dividends received from associate*	532
Carrying amount of disposed investment	(1,949)
Total gain on disposal	8,177

* Receiving the Dividends was the substantial condition of the transaction and treated as part of the price. Dividends were received after the Group has ceased to apply equity accounting for the associate.

Dividends and fixed amount of cash consideration were received during the third quarter of 2021. Contingent part was received in second quarter of 2022 in the amount of 4,855.

F-11

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

(in millions of rubles, except when otherwise indicated)

5.	Operating segments

The Chief executive officer (CEO) of the Group is considered as the chief operating decision maker of the Group (CODM). In reviewing the operational performance of the Group and allocating resources, the CODM reviews selected items of each segment’s interim condensed consolidated statement of comprehensive income.

In determining that the CODM was the CEO, the Group considered his responsibilities as well as the following factors:

-	The CEO determines compensation of other executive officers while the Group’s board of directors approves corporate key performance indicators (KPIs) and total bonus pool for those executive officers. In case of underperformance of corporate KPIs a right to make a final decision on bonus pool distribution is left with the Board of directors (BOD);

-	The CEO is actively involved in the operations of the Group and regularly chairs meetings on key projects of the Group; and

-	The CEO regularly reviews the financial and operational reports of the Group. These reports primarily include segment net revenue, segment profit before tax and segment net profit for the Group as well as certain operational data.

The financial data is presented on a combined basis for all key subsidiaries and associates representing the segment net revenue, segment profit before tax and segment net profit. The Group measures the performance of its operating segments by monitoring: segment net revenue, segment profit before tax and segment net profit. Segment net revenue is a measure of profitability defined as the segment revenues less segment direct costs. The Group does not monitor balances of assets and liabilities by segments as the CODM considers they have no impact on decision-making.

The Group has identified its operating segments based on the types of products and services the Group offers. The CODM reviews segment net revenue, segment profit before tax and segment net profit separately for the Payment Services reportable segment. Payment Services (PS), - operating segment that generates revenue through operations of the payment processing system offered to the Group’s customers through a diverse range of channels and interfaces.

For the purpose of management reporting, expenses related to corporate back-office operations were not allocated to any operating segment and are presented separately to the CODM. Results of other operating segments and corporate expenses are included in Corporate and Other (CO) category for the purpose of segment reporting.

Management reporting is different from IFRS, because it does not include certain IFRS adjustments, which are not analyzed by the CODM in assessing the operating performance of the business. The adjustments affect such major areas as share-based payments, the effect of disposal of subsidiaries and fair value adjustments, such as amortization and impairment, as well as non-recurring items that occur from time to time and are evaluated for adjustment as and when they occur. The tax effect of these adjustments is also excluded from management reporting.

F-12

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

(in millions of rubles, except when otherwise indicated)

5.	Operating segments (continued)

The segments’ interim condensed consolidated statement of comprehensive income for the six months ended June 30, 2022, as presented to the CODM are presented below:

	Six months ended June 30, 2022 (unaudited)
	PS	CO	Total
Segment net revenue	14,967	1,546	16,513
Segment profit/(loss) before tax	10,735	(3,158)	7,577
Segment net profit/(loss)	8,601	(3,311)	5,290

The segments’ interim condensed consolidated statement of comprehensive income for the three months ended June 30, 2022, as presented to the CODM are presented below:

	Three months ended June 30, 2022 (unaudited)
	PS	CO	Total
Segment net revenue	9,318	890	10,208
Segment profit/(loss) before tax	6,979	(2,543)	4,436
Segment net profit/(loss)	5,572	(2,608)	2,964

The segments’ interim condensed consolidated statement of comprehensive income for the six months ended June 30, 2021, as presented to the CODM are presented below:

	Six months ended June 30, 2021 (unaudited)
	PS	CO	Total
Segment net revenue	10,440	770	11,210
Segment profit/(loss) before tax	6,972	(541)	6,431
Segment net profit/(loss)	5 522	(757)	4,765

The segments’ interim condensed consolidated statement of comprehensive income for the three months ended June 30, 2021, as presented to the CODM are presented below:

	Three months ended June 30, 2021 (unaudited)
	PS	CO	Total
Segment net revenue	5,678	371	6,049
Segment profit/(loss) before tax	3,873	(214)	3,659
Segment net profit/(loss)	3,042	(338)	2,704

F-13

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

(in millions of rubles, except when otherwise indicated)

5.	Operating segments (continued)

Segment net revenue, as presented to the CODM, for the three and six months ended June 30, 2022 and 2021 is calculated by subtracting cost of revenue from revenue as presented in the table below:

	Unaudited
	Three months ended June 30, 2021	Six months ended June 30, 2021	Three months ended June 30, 2022	Six months ended June 30, 2022
Revenue under IFRS	10,813	20,047	14,015	23,732
Cost of revenue	(4,764)	(8,837)	(3,807)	(7,219)
Total segments net revenue, as presented to CODM	6,049	11,210	10,208	16,513

A reconciliation of segment profit before tax as presented to the CODM to IFRS interim condensed consolidated profit before tax of the Group, for the three and six months ended June 30, 2022 and 2021, is presented below:

	Unaudited
	Three months ended June 30, 2021	Six months ended June 30, 2021	Three months ended June 30, 2022	Six months ended June 30, 2022
Interim condensed consolidated profit before tax under IFRS	3,574	6,243	4,243	7,301
Fair value adjustments recorded on business combinations and their amortization	83	168	98	181
Impairment of non-current assets	–	12	36	36
Share-based payments	2	8	59	59
Total segments profit before tax, as presented to CODM	3,659	6,431	4,436	7,577

A reconciliation of segment net profit as presented to the CODM to IFRS interim condensed consolidated net profit of the Group, for the three and six months ended June 30, 2022 and 2021, is presented below:

	Unaudited
	Three months ended June 30, 2021	Six months ended June 30, 2021	Three months ended June 30, 2022	Six months ended June 30, 2022
Interim condensed consolidated net profit under IFRS	2,633	4,587	2,810	5,067
Fair value adjustments recorded on business combinations and their amortization	83	168	98	181
Impairment of non-current assets	–	12	36	36
Share-based payments	2	8	59	59
Effect from taxation of the above items	(14)	(10)	(39)	(53)
Total segments net profit, as presented to CODM	2,704	4,765	2,964	5,290

F-14

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

(in millions of rubles, except when otherwise indicated)

5.	Operating segments (continued)

Geographic information

Revenues from external customers are presented below:

	Unaudited
	Three months ended June 30, 2021	Six months ended June 30, 2021	Three months ended June 30, 2022	Six months ended June 30, 2022
Russia	9,918	18,247	12,681	21,085
Other CIS	473	938	727	1,409
EU	92	221	172	340
Other	330	641	435	898
Total revenue	10,813	20,047	14,015	23,732

Revenue is recognized according to merchants’ or consumers’ geographic place. The majority of the Group’s non-current assets are located in Russia.

The Group does not have any single external customer amounting to 10% or greater of the Group’s revenue for the six months ended June 30, 2022 (The Group had only one external customer where revenue exceeded 10% of the Group’s total revenue and amounted to 21.4% for the six months ended June 30, 2021), and one external customer where revenue exceeded 10% (13.7%) for the three months ended June 30, 2022 (21.5% for the three months ended June 30, 2021). This revenue was generated within the PS segment.

Disaggregated revenue information

Disaggregation of revenues from contracts with customers for the six months ended June 30, 2022 are presented below (unaudited):

	PS	CO	Total
Payment processing fees	17,787	–	17,787
Cash and settlement service fees	383	77	460
Platform and marketing services related fees	57	379	436
Fees for guarantees issued	10	590	600
Other revenue	167	10	177
Total revenue from contracts with customers	18,404	1,056	19,460

Disaggregation of revenues from contracts with customers for the three months ended June 30, 2022 are presented below (unaudited):

	PS	CO	Total
Payment processing fees	10,839	–	10,839
Cash and settlement service fees	185	–	185
Platform and marketing services related fees	23	178	201
Fees for guarantees issued	5	329	334
Other revenue	86	5	91
Total revenue from contracts with customers	11,138	512	11,650

F-15

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

(in millions of rubles, except when otherwise indicated)

5.	Operating segments (continued)

Disaggregation of revenues from contracts with customers for the six months ended June 30, 2021 are presented below (unaudited):

	PS	CO	Total
Payment processing fees	16,777	–	16,777
Cash and settlement service fees	32	189	221
Platform and marketing services related fees	75	358	433
Fees for guarantees issued	10	265	275
Other revenue	141	3	144
Total revenue from contracts with customers	17,035	815	17,850

Disaggregation of revenues from contracts with customers for the three months ended June 30, 2021 are presented below (unaudited):

	PS	CO	Total
Payment processing fees	9,162	–	9,162
Cash and settlement service fees	13	95	108
Platform and marketing services related fees	40	176	216
Fees for guarantees issued	4	135	139
Other revenue	79	2	81
Total revenue from contracts with customers	9,298	408	9,706

F-16

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

(in millions of rubles, except when otherwise indicated)

6.	Long-term and short-term loans issued

As of June 30, 2022, long-term and short-term loans issued consisted of the following (unaudited):

	Total as of June 30, 2022	Expected credit loss allowance	Net as of June 30, 2022
Long-term loans
Loans to legal entities	324	(2)	322
Total long-term loans	324	(2)	322
Short-term loans
Loans to individuals	37	(1)	36
Loans to legal entities	12,923	(279)	12,644
Total short-term loans	12,960	(280)	12,680

As of December 31, 2021, long-term and short-term loans consisted of the following:

	Total as of December 31, 2021	Expected credit loss allowance	Net as of December 31, 2021
Long-term loans
Loans to legal entities	268	(1)	267
Total long-term loans	268	(1)	267
Short-term loans
Loans to legal entities	11,361	(91)	11,270
Total short-term loans	11,361	(91)	11,270

The amounts in the tables show the maximum exposure to credit risk regarding loans issued. The Group has no internal grading system of loans issued for credit risk rating grades analysis. Loans issued within the factoring scheme are collateralized with the accounts receivable of the debtor. The other part of loans issued are not collateralized.

F-17

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

(in millions of rubles, except when otherwise indicated)

6.	Long-term and short-term loans issued (continued)

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the six months ended June 30, 2022, was the following (unaudited):

	Stage 1 Collective	Stage 2 Collective	Stage 3	Total
ECL allowance as of January 1, 2022	(34)	(5)	(53)	(92)
Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	–	(120)	(77)	(197)
Transfers between stages	9	(3)	(6)	–
Amounts sold and written off	–	–	7	7
ECL allowance as of June 30, 2022	(25)	(128)	(129)	(282)

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the three months ended June 30, 2022, was the following (unaudited):

	Stage 1 Collective	Stage 2 Collective	Stage 3	Total
ECL allowance as of April 1, 2022	(21)	(65)	(80)	(166)
Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(7)	(61)	(55)	(123)
Transfers between stages	3	(2)	(1)	–
Amounts sold and written off	–	–	7	7
ECL allowance as of June 30, 2022	(25)	(128)	(129)	(282)

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the six months ended June 30, 2021, was the following (unaudited):

	Stage 1 Collective	Stage 2 Collective	Stage 3	Total
ECL allowance as of January 1, 2021	(5)	(1)	(31)	(37)
Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(4)	–	(4)	(8)
Transfers between stages	–	–	–	–
ECL allowance as of June 30, 2021	(9)	(1)	(35)	(45)

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the three months ended June 30, 2021, was the following (unaudited):

	Stage 1 Collective	Stage 2 Collective	Stage 3	Total
ECL allowance as of April 1, 2021	(5)	(1)	(33)	(39)
Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(4)	–	(2)	(6)
Transfers between stages	–	–	–	–
ECL allowance as of June 30, 2021	(9)	(1)	(35)	(45)

As of June 30, 2022, and December 31, 2021, the Group had no overdue but not impaired loans.

F-18

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

(in millions of rubles, except when otherwise indicated)

7.	Trade and other receivables

As of June 30, 2022, trade and other receivables consisted of the following (unaudited):

	Total as of June 30, 2022	Expected credit loss allowance	Net as of June 30, 2022
Cash receivable from agents	3,247	(249)	2,998
Deposits issued to merchants	3,573	(15)	3,558
Commissions receivable	133	(17)	116
Other receivables	1,631	(303)	1,328
Total financial assets	8,584	(584)	8,000
Advances issued	304	–	304
Total trade and other receivables	8,888	(584)	8,304

As of December 31, 2021, trade and other receivables consisted of the following:

	Total as of December 31, 2021	Expected credit loss allowance	Net as of December 31, 2021
Cash receivable from agents	3,295	(251)	3,044
Deposits issued to merchants	3,162	(16)	3,146
Commissions receivable	138	(11)	127
Other receivables	5,236	(231)	5,005
Total financial assets	11,831	(509)	11,322
Advances issued	254	–	254
Total trade and other receivables	12,085	(509)	11,576

The amounts in the tables show the maximum exposure to credit risk regarding Trade and other receivables. The Group has no internal grading system of Trade and other receivables for credit risk rating grades analysis. Receivables are non-interest bearing, except for agent receivables bearing, generally, interest rate of 20%-36% per annum and credit terms generally do not exceed 30 days. There is no requirement for collateral for customer to receive an overdraft.

An analysis of changes in the ECL allowances due to changes in the corresponding gross carrying amounts for the six months ended June 30, 2022 and June 30, 2021, was the following (unaudited):

	2021	2022
ECL allowance as of January 1,	(284)	(509)
Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(149)	(106)
Amounts written off	10	31
ECL allowance as of June 30,	(423)	(584)

An analysis of the changes in the ECL allowances due to changes in the corresponding gross carrying amounts for the three months ended June 30, 2022 and June 30, 2021, was the following (unaudited):

	2021	2022
ECL allowance as of April 1,	(367)	(553)
Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(58)	(41)
Amounts written off	2	10
ECL allowance as of June 30,	(423)	(584)

F-19

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

(in millions of rubles, except when otherwise indicated)

8.	Cash and cash equivalents

As of June 30, 2022, and December 31, 2021, cash and cash equivalents consisted of the following:

	As of December 31, 2021	As of June 30, 2022 (unaudited)
Correspondent accounts with Central Bank of Russia (CBR)	3,719	780
Cash with banks and on hand	5,249	9,246
Short-term CBR deposits	14,200	24,500
Other short-term bank deposits	9,867	4,558
Less: Allowance for ECL	(2)	(14)
Total cash and cash equivalents	33,033	39,070

The amounts in the table show the maximum exposure to credit risk regarding cash and cash equivalents. While the Group has no internal grading system of cash and cash equivalents for credit risk rating grades analysis all its cash is held in highly rated banks and financial institutions according to the external rating agencies. These banks have low credit risk and are approved by the Board of Directors of the Group on a regular basis. As of June 30, 2022, cash with banks in the amount of 363 was restricted due to the sanctions imposed on those banks (Note 9.1).

The Group holds cash and cash equivalents in different currencies and therefore is exposed to foreign currency risk.

	As of December 31, 2021	As of June 30, 2022 (unaudited)
Russian ruble	28,908	31,103
Euro	1,310	972
US Dollar	1,786	5,579
Others	1,029	1,416
Total	33,033	39,070

F-20

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

(in millions of rubles, except when otherwise indicated)

9.	Other current assets and other current liabilities

9.1	Other current assets

As of June 30, 2022, and December 31, 2021, other current assets consisted of the following:

	As of December 31, 2021	As of June 30, 2022 (unaudited)
Reserves at CBR*	593	63
Restricted cash accounts	–	363
Less: Allowance for ECL	–	(363)
Total other financial assets	593	63
Prepaid expenses	353	176
Costs of obtaining a contract	273	399
Other	43	98
Total other current assets	1,262	736

*	Banks are currently required to post mandatory reserves with the CBR to be held in non-interest-bearing accounts. Such mandatory reserves are established by the CBR for liabilities in RUB and in foreign currency according to its monetary policy. The amount is excluded from cash and cash equivalents for the purposes of interim condensed cash flow statement and does not have a repayment date.

An analysis of changes in the ECL allowances due to changes in the corresponding gross carrying amounts for the six months ended June 30, 2022 and June 30, 2021, was the following (unaudited):

	2021	2022
ECL allowance as of January 1,	–	–
Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	–	(363)
Amounts written off	–	–
ECL allowance as of June 30,	–	(363)

An analysis of the changes in the ECL allowances due to changes in the corresponding gross carrying amounts for the three months ended June 30, 2022 and June 30, 2021, was the following (unaudited):

	2021	2022
ECL allowance as of April 1,	–	(40)
Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	–	(323)
Amounts written off	–	–
ECL allowance as of June 30,	–	(363)

The Group has no internal grading system of other current assets for credit risk rating grades analysis.

F-21

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

(in millions of rubles, except when otherwise indicated)

9.	Other current assets and other current liabilities (continued)

9.2	Other current liabilities

As of June 30, 2022, and December 31, 2021, other current liabilities consisted of the following:

	As of December 31, 2021	As of June 30, 2022 (unaudited)
Contract liability related to guarantees issued	1,185	1,027
Deferred income	138	137
Income tax payable	22	527
Other	13	24
Total other current liabilities	1,358	1,715

10.	Trade and other payables

As of June 30, 2022, and December 31, 2021, the Group's trade and other payables consisted of the following:

	As of December 31, 2021	As of June 30, 2022 (unaudited)
Payables to merchants	8,479	6,330
Money remittances and e-wallets accounts payable	8,508	10,203
Deposits received from agents	3,492	1,808
Commissions payable	429	292
Accrued personnel expenses and related taxes	1,623	1,343
Other payables	834	588
Total trade and other payables	23,365	20,564

11.	Customer accounts and amounts due to banks

As of June 30, 2022, and December 31, 2021, customer accounts and amounts due to banks consisted of the following:

	As of December 31, 2021	As of June 30, 2022 (unaudited)
Legal entities’ current/demand accounts	5,197	6,588
Correspondent accounts of other banks	1,523	1,833
Individuals’ current/demand accounts	81	48
Term deposits	834	1,093
Total customer accounts and amounts due to banks	7,635	9,562

Customer accounts and correspondent accounts of other banks bear interest of up to 15% (2021 – 6%).

F-22

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

(in millions of rubles, except when otherwise indicated)

12.	Debt

As of June 30, 2022, and December 31, 2021, Group’s debt consisted of the following:

	Credit limit	Effective interest rate	Maturity	As of December 31, 2021	As of June 30, 2022 (unaudited)
Current interest-bearing debt
Bank’ revolving credit facility	460	Up to 10%	June 30, 2023	–	–
Non-current interest-bearing debt
Bonds issued	5,000	9.3%	October 10, 2023	4,734	4,335
Total debt				4,734	4,335
Including short-term portion				86	77

The Group is subject to various covenants regarding its bonds issued. As of June 30, 2022, and December 31, 2021, the Group was in compliance with all covenants stipulated by the public irrevocable offers.

Interest expense regarding Group’s debt for the six months ended June 30, 2022 amounted to 184 (for the six months ended June 30, 2021 – 257) (unaudited).

13.	Investment in associates

The Group had a single associate: JSC Tochka.

QIWI Group assessed its share in the entity at 45% according to its share in dividends and potential capital gains. The Group’s interest in JSC Tochka was accounted for using the equity method until the reclassification to assets held for sale in June 2021 for further sale (Note 4).

Associate’s revenue and net income for the three and six months ended June 30, 2021 was as follows:

	Unaudited
	Three months ended June 30, 2021	Six months ended June 30, 2021
Revenue	2,135	4,296
Cost of revenue	(138)	(333)
Other income and expenses, net	(1,677)	(3,264)
including personnel expenses	(1,019)	(1,853)
including depreciation and amortization	(84)	(168)
Total profit for the period	320	699
Group’s share (45%) of total profit	143	314

F-23

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

(in millions of rubles, except when otherwise indicated)

14.	Leases

The Group has commercial lease agreements of office buildings. The leases have an average life up to eight years. The contracts for a term of less than a year fall under the recognition exemption for being short-term leases. Total lease expense for the six months ended June 30, 2022 recognized under such contracts is 14 (six months ended June 30, 2021 – 20) (unaudited). Future minimum lease rentals under non-cancellable lease commitments for office premises for a term less than one year as of June 30, 2022 are 6 (unaudited) (December 31, 2021 – 12).

For long-term contracts, right-of-use assets and lease liabilities were recognized. Right-of-use assets are included into property and equipment. The change in the balances of Right-of-use assets and Lease liabilities for the six months ended June 30, 2022 was as follows (unaudited):

	Right-of-use assets Office buildings	Lease liabilities
As of January 1, 2022	653	642
Additions	104	104
Derecognition	(136)	(155)
Depreciation	(137)	–
Interest expense	–	30
Payments	–	(64)
As of June 30, 2022	484	557
Including short-term portion		263

The change in the balances of Right-of-use assets and Lease liabilities for the six months ended June 30, 2021 was as follows (unaudited):

	Right-of-use assets Office buildings	Lease liabilities
As of January 1, 2021	1,087	1,116
Additions	25	25
Derecognition	(18)	(18)
Depreciation	(144)	–
Interest expense	–	44
Payments	–	(73)
As of June 30, 2021	950	1,094
Including short-term portion		357

For the amount of rent expense recognized from short-term leases and variable lease payments for the three and six months ended June 30, 2022 and June 30, 2021 see note 17.

F-24

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

(in millions of rubles, except when otherwise indicated)

15.	Revenue

Other revenue for three and six months ended June 30 was as follows:

	Unaudited
	Three months ended June 30, 2021	Six months ended June 30, 2021	Three months ended June 30, 2022	Six months ended June 30, 2022
Cash and settlement service fees	108	221	185	460
Platform and marketing services related fees	216	433	201	436
Fees for guarantees issued	139	275	334	600
Other revenue	81	144	91	177
Total Other revenue	544	1,073	811	1,673

For the purposes of interim condensed consolidated statement of cash flows, “Interest income, net” consists of the following (unaudited):

	Unaudited
	Six months ended
	June 30, 2021	June 30, 2022
Interest revenue calculated using the effective interest rate	(1,343)	(3,381)
Interest expense classified as part of cost of revenue	247	241
Interest income and expenses from non-banking loans, net, classified separately in the interim condensed consolidated statement of comprehensive income	27	(72)
Interest income, net, for the purposes of interim condensed consolidated statement of cash flows	(1,069)	(3,212)

16.	Cost of revenue

	Unaudited
	Three months ended June 30, 2021	Six months ended June 30, 2021	Three months ended June 30, 2022	Six months ended June 30, 2022
Transaction costs	4,229	7,776	3,260	6,090
Interest expense	133	247	121	241
Other expenses	402	814	426	888
Total cost of revenue	4,764	8,837	3,807	7,219

F-25

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

(in millions of rubles, except when otherwise indicated)

17.	Selling, general and administrative expenses

	Unaudited
	Three months ended June 30, 2021	Six months ended June 30, 2021	Three months ended June 30, 2022	Six months ended June 30, 2022
Advertising, client acquisition and related expenses	65	120	80	148
Tax expenses, except of income and payroll relates taxes	78	150	69	146
Advisory and audit services	146	284	190	434
Rent of premises	26	54	25	51
Expenses related to Tochka platform services	82	135	178	311
IT related services	99	185	92	188
Other expenses	116	233	139	266
Total selling, general and administrative expenses	612	1,161	773	1,544

18.	Dividends paid and proposed

Dividends paid and proposed by the Group are presented below (unaudited):

	Unaudited
	Six months ended
	June 30, 2021	June 30, 2022
Proposed, declared and approved during the period: Six months ended June 30, 2022: no dividends		–
(Six months ended June 30, 2021: Final dividend for 2020: U.S.$ 19,347,534 or U.S.$ 0.31 per share, Interim dividend for 1Q 2021: U.S.$ 13,734,622 or U.S.$ 0.22 per share)	2,433

Paid during the period: Six months ended June 30, 2022: no dividends		–
(Six months ended June 30, 2021: Final dividend for 2020: U.S.$ 19,347,534 or U.S.$ 0.31 per share, Interim dividend for 1Q 2021: U.S.$ 13,734,622 or U.S.$ 0.22 per share)	2,446

Proposed for approval (not recognized as a liability as of June 30): Six months ended June 30, 2022: no dividends		–
(Three months ended June 30, 2021: Interim dividend for 2021: U.S.$ 18,730,240 or U.S.$ 0.30 per share)	1,385

Dividends payable as of June 30:	–	–

F-26

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

(in millions of rubles, except when otherwise indicated)

19.	Income tax

The Company is incorporated in Cyprus under the Cyprus Companies Law, but the business activity of the Group and joint ventures is subject to taxation in multiple jurisdictions, the most significant of which include:

Cyprus

The Company is subject to 12.5% corporate income tax applied to its worldwide income. On December 9, 2021, the Minister of Finance presented to parliament the proposed Cyprus budgetary plan for 2022 and envisaged fiscal policy plan for the next three-year period, including an outline of the government’s vision with respect to a possible reform of the Cyprus tax system. Specifically, it was indicated increase of the corporate income tax rate from 12.5% to 15% in line with the OECD Inclusive Framework’s Pillar Two agreement.

The Company is exempt from the special contribution to the Defence Fund on dividends received from abroad.

In 2020 the Company obtained a written confirmation from the Cyprus tax authorities in the form of a tax ruling in which the Cyprus tax authorities accept in writing not to impose any deemed dividend distribution liability since the Company is a public entity and it is impossible to identify the final minor shareholders.

The Russian Federation

The Company’s subsidiaries incorporated in the Russian Federation are subject to corporate income tax at the standard rate of 15% applied to income received from Russia government bonds and 20% applied to their taxable income.

The Protocol of September 8, 2020 effective from January 1, 2021 established withholding tax rates as 15% in respect of interest and dividend income paid to Cyprus (though it provides for a number of exceptions where the lower rates of 5% or 0% are envisaged). The Company believes that it fulfills the conditions for application of the reduced 5% tax rate under the amended Russia-Cyprus Double Tax Treaty in respect of dividend income.

Republic of Kazakhstan

The Company’s subsidiary incorporated in Kazakhstan is subject to corporate income tax at the standard rate of 20% applied to their taxable income.

The major components of income tax expense in the interim condensed consolidated statement of comprehensive income are:

	Unaudited
	Three months ended June 30, 2021	Six months ended June 30, 2021	Three months ended June 30, 2022	Six months ended June 30, 2022
Current income tax expense	(789)	(1,424)	(1,179)	(1,893)
Deferred tax expense	(152)	(232)	(254)	(341)
Income tax expense for the period	(941)	(1,656)	(1,433)	(2,234)

F-27

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

(in millions of rubles, except when otherwise indicated)

20.	Commitments, contingencies and operating risks

Operating environment

In February 2022 economic situation in the Russia was negatively affected by escalated military and political conflict related to Ukraine and the associated international sanctions against a number of Russian institutions, companies, banks and individuals. The announced sanctions, among other things, provide for a partial freezing of foreign currency reserves managed by the Bank of Russia, restrictions of access to capital markets for the Ministry of Finance of Russia and the Bank of Russia, restrictions for the Russian Federation residents on investing in instruments nominated in Euro and a number of other restrictive measures. These factors led to a substantial growth of instability on financial markets, sharp changes in prices for financial instruments, increase in spreads of trade operations, decrease of Russia’s sovereign and corporate credit ratings with their subsequent revocation. In addition, a number of Western businesses have suspended activities in Russia or stopped dealings with Russian counterparts due to sanctions prescriptions, compliance, political, reputational, or other reasons, and this trend may continue to gain momentum in the coming months. As the political situation is constantly evolving, it is impossible at the moment to accurately predict the full impact of the sanctions imposed or any counter measures taken by the Russian government in response to such sanctions with further negative effect on the Russian economy and financial markets.

As of the date of these interim condensed consolidated financial statements, the Group is not subject to any sanctions. However, further expansion of the sanctions list, the shutdown of the SWIFT system for some Russian banks, the possible introduction of restrictions on the CBR and a number of companies, including customers and counterparties of the Group, may have a significant impact on the activities and financial position of the Group in the future.

The interim condensed consolidated financial statements reflect management’s assessment of the impact of the business environment on the operations and the financial position of the Group. The future business environment may differ from management’s assessment.

Regulatory environment

QIWI’s business is impacted by laws and regulations that affect its industry, the number of which has increased significantly in recent years. The Group is subject to a variety of regulations, including those aimed at preventing money laundering and the financing of criminal activity and terrorism, financial services regulations, payment services regulations, consumer protection laws, currency control regulations, advertising laws, betting laws and privacy and data protection laws. As a result, the Group experiences periodic investigations by various regulatory authorities in connection with such laws and regulations, which may sometimes result in the imposition of monetary or other sanctions. Any changes in the regulatory regime or in the interpretation of current regulations that affect the continuation of one or more types of transactions currently facilitated by the Group’s system may materially adversely affect its results of operations.

For more detailed disclose on operating and regulatory environment and on other key risks please refer to the most recent annual report on Form 20-F and Financial Statements filed with the Securities and Exchange Commission.

F-28

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

(in millions of rubles, except when otherwise indicated)

20.	Commitments, contingencies and operating risks (continued)

Taxation

Russian and the CIS’s tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. There can be no assurance that the Russian Tax Code and CIS tax legislation (specifically, Kazakhstan) will not be changed in the future in a manner adverse to the stability and predictability of the Russian and CIS tax system. These factors, together with the potential for state budget deficits, raise the risk of the imposition of additional taxes on the Group. The introduction of new taxes or amendments to current taxation rules may have a substantial impact on the overall amount of the Group’s tax liabilities. Recent events within the Russian Federation and Kazakhstan suggest that the tax authorities are taking a more assertive position in their interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods. There is no assurance that it would not be required to make substantially larger tax payments in the future, which may adversely affect the Group’s business, financial condition and results of operations.

For more detailed disclosure on taxation please refer to the most recent annual report on Form 20-F and Financial Statements filed with the Securities and Exchange Commission.

Risk assessment

The Group’s management believes that its interpretation of the relevant legislation is appropriate and is in accordance with the current industry practice and that the Group’s currency, customs, tax and other regulatory positions will be sustained. However, the interpretations of the relevant authorities could differ and the maximum effect of additional losses, if the authorities were successful in enforcing their different interpretations, could amount up to 2,100 as assessed by the Group as of June 30, 2022 (unaudited) (1,900 as of December 31, 2021).

Legal proceedings

In the ordinary course of business, the Group is subject to legal actions and complaints. Management believes that the ultimate liability, if any, arising from such actions or complaints will not have a material adverse effect on the financial condition or the results of future operations of the Group.

For more detailed disclosure on legal proceedings refer to the most recent annual report on Form 20-F and Financial Statements filed with the Securities and Exchange Commission.

Guarantees issued

The Group issues financial and performance guarantees to non-related parties for the term up to five years at market rate. The amount of guarantees issued as of June 30, 2022 is 63,587 (unaudited) (as of December 31, 2021 – 46,631) most of which are performance guaranties of ROWI project.

F-29

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

(in millions of rubles, except when otherwise indicated)

21.	Balances and transactions with related parties

The following table provides the total amount of transactions that have been entered into with related parties during the six months ended June 30, 2022 and 2021, as well as balances with related parties as of June 30, 2022 and December 31, 2021:

	For the six months ended June 30, 2022 (unaudited)		As of June 30, 2022 (unaudited)
	Sales to/ income from related parties	Purchases/ expenses from related parties	Amounts owed by related parties	Amounts owed to related parties
Key management personnel	–	(273)	–	(178)
Other related parties	–	(6)	–	(2)

	For the six months ended June 30, 2021 (unaudited)		As of December 31, 2021
	Sales to/ income from related parties	Purchases/ expenses from related parties	Amounts owed by related parties	Amounts owed to related parties
Associates	3	(133)	–	–
Key management personnel	–	(174)	–	(114)
Other related parties	5	(9)	–	(16)

For the six months ended June 30, 2022, the benefits of key management and Board of Directors consisted of short-term benefits in the amount of 164, benefits under long-term incentive programs in the amount of 69 and share-based payments in the amount of 40 (unaudited) (174/nil/nil - for the six months ended June 30, 2021).

F-30

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

(in millions of rubles, except when otherwise indicated)

22.	Financial instruments

The Group's principal financial instruments consisted of loans receivable, trade and other receivables, customer accounts and amounts due to banks, trade and other payables, cash and cash equivalents, long- and short-term debt instruments and reserves at CBR. The Group has various financial assets and liabilities which arise directly from its operations. During the reporting period, the Group did not undertake trading in financial instruments.

The fair value of the Group's financial instruments as of June 30, 2022 and December 31, 2021 is presented by type of the financial instrument in the table below:

		As of December 31, 2021		As of June 30, 2022 (unaudited)
		Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Debt securities	AC	3,526	3,462	3,489	3,460
Debt securities	FVOCI	9,561	9,561	11,483	11,483
Long-term loans	AC	250	250	318	318
Long-term loans	FVPL	17	17	4	4
Total financial assets		13,354	13,290	15,294	15,265

Financial liabilities
Bonds issued	AC	4,734	4,668	4,335	4,178

Financial instruments used by the Group are included in one of the following categories:

●	AC – accounted at amortized cost;

●	FVOCI – accounted at fair value through other comprehensive income;

●	FVPL – accounted at fair value through profit or loss.

Carrying amounts of cash and cash equivalents, short-term loans issued, short-term deposits placed, debt, accounts receivable and payable, lease liabilities, customer accounts and amounts due to banks approximate their fair values largely due to short-term maturities of these instruments.

Debt securities of the Group mostly consist of RUB-denominated government and high-quality corporate bonds with interest rate 7.0% - 11.6% and maturity up to January 2037.

Long-term loans generally represent RUB-denominated loans to Russian legal entities and have a maturity up to four years. For the purpose of fair value measurement of these loans the Group uses comparable marketable interest rate which is in range of 12-39%.

F-31

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

(in millions of rubles, except when otherwise indicated)

22.	Financial instruments (continued)

The following table provides the fair value measurement hierarchy of the Group’s financial instruments to be accounted for or disclosed at fair value (unaudited as at June 30, 2022):

			Fair value measurement using
			Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Date of valuation	Total	(Level 1)	(Level 2)	(Level 3)
Assets accounted at fair value through profit or loss
Long-term loans	June 30, 2022	4	–	–	4
Assets accounted at fair value through other comprehensive income
Debt securities	June 30, 2022	11,483	11,483	–	–
Assets for which fair values are disclosed
Debt securities	June 30, 2022	3,460	3,460	–	–
Long-term loans	June 30, 2022	318	–	–	318
Liabilities for which fair values are disclosed
Bonds issued	June 30, 2022	4,178	4,178	–	–
Assets accounted at fair value through profit or loss
Long-term loans	December 31, 2021	17	–	–	17
Assets accounted at fair value through other comprehensive income
Debt securities	December 31, 2021	9,561	9,561	–	–
Assets for which fair values are disclosed
Debt instruments	December 31, 2021	3,462	3,462	–	–
Long-term loans	December 31, 2021	250	–	–	250
Liabilities for which fair values are disclosed
Bonds issued	December 31, 2021	4,668	4,668	–	–

There were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements during the six months ended June 30, 2022 (unaudited).

The Group uses the following IFRS hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

-	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities;

-	Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly;

-	Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

With regard to the level 3 assessment of fair value, management believes that no reasonably possible change in any of the unobservable inputs would be sensitive for financial assets accounted at fair value.

F-32

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

(in millions of rubles, except when otherwise indicated)

22.	Financial instruments (continued)

Valuation methods and assumptions

The fair value of the financial assets and liabilities are evaluated at the amount the instrument could be exchanged for in a current transaction between willing parties, other than in a forced or liquidation sale.

Long-term fixed-rate loans issued are evaluated by the Group based on parameters such as interest rates, terms of maturity, specific country and industry risk factors and individual creditworthiness of the customer.

23.	Events after the reporting date

Investment

In September, 2022, the Group entered in an agreement to acquire a less than 10% stake (assessed on a fully diluted basis) in a foreign company for $11 million. The Group also got the option to increase its stake in the future that would not lead to the acquisition of control. The transaction was financed within the Group’s available cash. Upon the completion of the transaction the Group has the right to appoint its representative in the company’s Board of Directors.

F-33